EXHIBIT 12.1

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	00,000,000	00,000,000	00,000,000	00,000,000	00,000,000
	Years Ended December 31,
	2011	2010	2009	2008	2007

Earnings from continuing operations before income taxes	$4,772	$3,642	$3,946	$2,336	$3,335

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(84)	(115)	(92)	(97)	(83)
Dividends from less than 50% owned affiliates	60	61	55	84	57
Fixed charges	2,113	2,109	1,434	1,410	818
Interest capitalized, net of amortization	1	1	(1)	(5)	(6)

Earnings available for fixed charges	$6,862	$5,698	$5,342	$3,728	$4,121

Fixed charges:
Interest incurred:
Interest expense (a)	$1,956	$1,943	$1,280	$1,281	$698
Capitalized interest	1	2	4	6	10

	1,957	1,945	1,284	1,287	708

Portion of rent expense deemed to represent interest factor	156	164	150	123	110

Fixed charges	$2,113	$2,109	$1,434	$1,410	$818

Ratio of earnings to fixed charges	3.2	2.7	3.7	2.6	5.0

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.